15045961

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15433

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KMS FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 SIXTH AVENUE, SUITE 2801
(No. and Street)

SEATTLE (City) WA (State) 98121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY S. SIMS 206-441-2885 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP
(Name – *if individual, state last, first, middle name*)

ONE MARKET STREET, SUITE 620 (Address) SAN FRANCISCO (City) CA (State) 94105 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ERIC WESTBERG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KMS FINANCIAL SERVICES, INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULIE D. SCOTT
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
SEPTEMBER 13, 2017

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KMS FINANCIAL SERVICES, INC.

Audited Financial Statements

December 31, 2014

CONTENTS

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholder of
KMS Financial Services, Inc.

We have audited the accompanying statement of financial condition of KMS Financial Services, Inc. (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of KMS Financial Services, Inc. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

San Francisco, CA
February 27, 2015

KMS FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Cash and cash equivalents	$ 5,089,858
Commissions and investment advisory fees receivable	4,688,354
Due from broker	1,312,382
Securities owned, at fair value	572,095
Prepaid expenses and other assets	2,057,518
Deposits with clearing organizations	150,000
Office equipment, net of accumulated depreciation of $723,648	59,353
Deferred income tax asset	360,044
	$14,289,604

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable, accrued expenses and other liabilities	$ 2,343,786
Commissions payable	4,384,357
Profit sharing contribution payable	987,428
Income taxes payable	102,591
Supplemental retirement benefit payable	572,738
Subordinated note payable	600,000
	8,990,900
Commitments and contingent liabilities	
Stockholder's equity:	
Common stock - no par value:	
Authorized - 50,000 shares, issued and outstanding - 6,568 shares	127,907
Additional paid-in capital	46,557
Retained earnings	5,124,240
	5,298,704
	$14,289,604

See accompanying notes to financial statements.

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

KMS Financial Services, Inc. (the "Company") is a fully disclosed Broker Dealer and investment advisor registered with the Securities and Exchange Commission (SEC). It is also a member of the Financial Industry Regulatory Authority ("FINRA") and is also an insurance general agent. The Company has been serving the independent financial advisor community since 1971. The independent financial advisors are independent contractor agents (registered representatives and investment advisory representatives) and operate primarily in the Western United States. The independent financial advisors primarily serve retail clients.

On October 15, 2014, the former shareholders of the Company sold their shares to Ladenburg Thalmann Financial Services Inc. (LTS) for $24 million in cash and stock and the Company became a wholly owned subsidiary of LTS.

Fixed Assets

Fixed assets are carried at cost net of accumulated depreciation and amortization. Depreciation is provided by the straight-line method over the estimated useful lives of the related assets.

Commissions and Investment Advisory Fees Receivable

Commissions and investment advisory fees receivable are stated at their principal balances. The Company uses the allowance method to recognize bad debts. Generally, any receivables over 90 days old are considered delinquent. At December 31, 2014, no allowance was considered necessary. If an allowance was established, any bad debts would be written off against it, when determined to be uncollectible.

Generally, when a commission and advisory fee receivable is recognized, a commission payable is also recognized.

Fair Value of Financial Instruments

The carrying value of cash, receivables and accounts payable approximate fair value due to the short maturity of these instruments (Level 1 within the fair value hierarchy). None of the financial instruments are held for trading purposes.

KMS FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014
(continued)

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

2. Cash and Cash Equivalents

The Company considers cash and cash equivalents to include cash and those short-term, highly liquid investments with original maturities of three months or less.

The Company maintains its cash accounts in one commercial bank located in Seattle, Washington. The total cash balances are secured by the Federal Deposit Insurance Corporation up to $250,000. Additionally, cash balances in money market funds may not have available insurance.

Cash and cash equivalents at December 31, 2014 consist of $5,089,858, which includes $100,000 that is segregated in compliance with Federal and other regulations.

3. Due from Broker

As of December 31, 2014, due from broker consisted primarily of cash and cash equivalents held at the Company's clearing broker.

4. Securities Owned

Investments in common stocks, mutual funds and U.S. Treasury Notes are carried at fair value based upon quoted market prices.

Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

- Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.
- Level 2 – Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.
- Level 3 – Unobservable inputs which reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

	December 31, 2014			
Securities owned, at fair value	Level 1	Level 2	Level 3	Total
U.S. Treasury notes	$102,298	-	-	$102,298
Certificates of deposit	455,399			455,399
Common stock and warrants	14,398	-	-	14,398
Total	$572,095	-	-	$572,095

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2014, the Company had net capital of $3,075,026, which was $2,515,633 in excess of its required net capital under the Rule of $559,393. The aggregate indebtedness to net capital ratio was 2.73 to 1.

The net capital rules may effectively restrict the payment of cash dividends.

6. Supplemental Retirement Agreement

The Company maintains a supplemental retirement agreement covering a former employee/ stockholder of the Company. The agreement, which commenced in 1998, provides for monthly benefits of $5,000 for the life of the former employee. The Company has recorded a liability of $572,738 for the supplemental retirement agreement, which is equal to the value of an annuity based on the age and life expectancy of the former employee. The Company's policy is to not fund the annuity.

7. Subordinated Note Payable

The Company has a subordinated note payable to a current officer of the Company, who is also a current stockholder of LTS, in the amount of $600,000 payable at maturity plus monthly interest at prime plus one percent. The prime rate was 3.25 percent at December 31, 2014. The note is due in August 2016. The note is subordinated to present and future creditors of the Company.

8. Related Party Transactions

At December 31, 2014, the Company has an intercompany payable to LTS in the amount of $19,796. This amount is included in Accounts payable, accrued expenses and other liabilities. See Note 7.

9. Commitments

The Company leases office premises and equipment under noncancelable operating leases. The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2014:

Year ending December 31,	
2015	284,000
2016	293,000
2017	290,000
2018	274,000
2019	282,000
Thereafter	1,459,000
Total minimum payments required	$2,882,000

Portions of the minimum lease payments can be reduced upon notice and payment of reduction fees as called for in the lease.

10. Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of tax benefits or expense on the temporary differences between the tax basis and financial statement basis of its assets and liabilities as well as tax loss carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

Upon being acquired by LTS, the Company is included in LTS consolidated federal and certain combined state and local income tax returns and is party to a tax sharing agreement by and among LTS, Ladenburg Thalmann & Co. Inc., and each member of the affiliated group. Taxes currently payable by the Company for the period subsequent to the acquisition will be paid to LTS. For the period subsequent to the acquisition, the Company determined its income tax provisions on a separate company basis. State and local income taxes in jurisdictions where the Company files separately are paid directly to the taxing authority.

The Company's deferred taxes consist of the following:

Non-current deferred tax assets/(liabilities)	
Supplemental retirement benefit payable	$194,731
Accrued expenses	170,068
Other	(4,755)
	$360,044

The Company's tax years 2012 through 2014 remain open to examination by most taxing authorities. For state and local tax purposes the period may extend from 2010 through 2014.

The Company applies "more-likely-than-not" recognition threshold to all uncertain tax positions taken or expected to be taken in a tax return which resulted in no unrecognized tax benefit as of December 31, 2014.

11. Retention Agreements

Upon completion of the sale of the Company to LTS, the Company entered into retention agreements with a number of key employees. The bonus amounts of $829,000 were paid as part of the retention agreements, which are included in prepaid expenses and other assets, and are being amortized over the three-year service period. The retention agreements contain claw back provisions should any of the key employees leave within three years.

An additional retention amount of $819,000 was paid in the first quarter of 2015. These bonus amounts are also paid as part of the retention agreements and are being amortized over the three-year service period.

KMS FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014
(continued)

12. Contingent Liabilities

In the ordinary course of business the Company may be named as a respondent in litigation, arbitration or regulatory proceedings and may be subject to unasserted claims primarily in connection with its activities as a securities broker-dealer. When the Company believes that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated, the Company accrues such amount. At December 31, 2014, the Company believes no such accrual is required.

13. Subsequent Events

LTS made a $5,000,000 capital contribution to the Company in the first quarter of 2015 to be used by the Company for general use.